United States securities and exchange commission logo





                           December 6, 2023

       Christopher O. Blunt
       President & Chief Executive Officer
       F&G Annuities & Life, Inc.
       801 Grand Avenue, Suite 2600
       Des Moines, Iowa 50309

                                                        Re: F&G Annuities &
Life, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 1,
2023
                                                            File No. 333-275867

       Dear Christopher O. Blunt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Dwight S. Yoo